                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 15)1

                               RONSON CORPORATION
                               ------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   776338 20 4
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 21, 2003
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 26 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                    Page 2 of 26 Pages
-------------------------                                  ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    360,397 (1)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                360,397 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     360,397 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of (a) 359,297  Shares of Common  Stock owned  directly and
            (b) 1,100 Shares of Common Stock  issuable  upon  conversion  of 12%
            Cumulative Convertible Preferred Stock.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                    Page 3 of 26 Pages
-------------------------                                  ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    360,397 (1)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                360,397 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     360,397 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of (a) 359,297  Shares of Common  Stock owned  directly and
            (b) 1,100 Shares of Common Stock  issuable  upon  conversion  of 12%
            Cumulative Convertible Preferred Stock.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                    Page 4 of 26 Pages
-------------------------                                  ---------------------

            The following  constitutes  Amendment No. 15 ("Amendment No. 15") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 15 amends the
Schedule 13D as specifically set forth.

            Item 4 is hereby amended to include the following:

Item 4.     Purpose of Transaction.
            ----------------------

            On March 21, 2003, the Reporting  Persons sent a letter to the Board of Directors of the Issuer (the "Board")  discussing their  disappointment  with respect  to the  performance  of  the  Issuer's  management  and  the  excessive compensation  paid to Louis V.  Aronson  II,  as the  Issuer's  Chief  Executive
Officer,  and certain  directors  affiliated to Mr.  Aronson,  relative to their percentage ownership of outstanding shares of Common Stock. Reference is made to a copy of the letter  attached  hereto as Exhibit 13. The letter was accompanied by a copy of the Complaint (as hereinafter defined) described below.

            On March 24, 2003, the Reporting Persons,  derivatively on behalf of the Issuer,  filed a Complaint (the  "Complaint") with the Superior Court of New
Jersey  Chancery  Division:  Essex County against  Messrs.  Louis V. Aronson II,
Robert A Aronson,  Erwin M. Ganz, I. Leo Motiuk,  Gerard J.  Quinnan,  Justin P.
Walder, Saul H. Weisman, and Carl W. Dinger III (collectively, the "Defendants")
and the Issuer, as a nominal  defendant.  The Complaint alleges that the members of the Board  breached  their duty to the Issuer's  shareholders  by engaging in activities  that entrenched  their  positions in the Board and wasted  corporate
assets.   The  Complaint  also  alleged  that  majority  of  the  Board  is  not disinterested  because of consulting  agreements certain directors have with the
Issuer and the  influence  exerted by Louis V.  Aronson II, the  Issuer's  Chief
Executive Officer and principal shareholder,  over them. More specifically,  the
Complaint  stated,  among others  things,  that the Board  adopted a shareholder rights agreement (the "Poison Pill"),  implemented a vote-buying scheme designed to prevent a sale, merger, or liquidation of the Issuer's assets, and effected a transfer  of  control  of  the  Issuer  to  Louis  V.  Aronson  II  without  any consideration.  The Complaint  also stated that the Defendants use their control over the Issuer to unlawfully protect and advance their own financial  interests at the expense of the Issuer and its  shareholders.  Such acts include,  but not limited to, paying excessive compensation to Louis V. Aronson II as the Issuer's
Chief Executive Officer.  The Complaint requested the court, among other things, to invalidate the Issuer's  Poison Pill and consulting  agreements  with certain
Defendants,  to serve an  injunction  prohibiting  the Issuer from  enforcing or performing  sham  agreements  with  certain  Defendants,  and to order  Louis V.
Aronson  II to divest  himself of all  shares of Common  Stock that he  acquired since the Poison Pill came into effect,  and  enjoining  him from  acquiring any other shares of Common Stock so long as the Poison Pill remains in effect.

            Items 5(a) and (b) are hereby  amended in their  entirety to read as follows:

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                    Page 5 of 26 Pages
-------------------------                                  ---------------------

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a)-(b) The aggregate  percentage of Shares  reported  owned by each person named herein is based upon  3,659,210  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002.

            As of the close of business  on March 21,  2003,  Steel  Partners II beneficially owned 360,397 Shares, constituting approximately 9.8% of the Shares outstanding.  Mr. Lichtenstein  beneficially owned 360,397 Shares,  constituting approximately  9.8% of the Shares  outstanding.  By virtue of his positions with
Steel Partners II, Mr.  Lichtenstein has sole voting and dispositive  power with respect to the 360,397 Shares owned by Steel Partners II.

            Item 7 is hereby amended to include the following:

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            13.   Letter  from Steel  Partners  II, L.P.  addressed  to Louis V.
                  Aronson  and the  members  of the  Board of  Directors  of the
                  Issuer dated March 21, 2003.

            14.   Complaint  in  the  Superior  Court  of  New  Jersey  Chancery
                  Division: Essex County by Steel Partners II, L.P. derivatively on behalf of the Issuer  versus  Messrs.  Louis V. Aronson II,
                  Robert A Aronson,  Erwin M.  Ganz,  I. Leo  Motiuk,  Gerard J.
                  Quinnan, Justin P. Walder, Saul H. Weisman, and Carl W. Dinger
                  III.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                    Page 6 of 26 Pages
-------------------------                                  ---------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2003                     STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C.
                                              General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Name:  Warren G. Lichtenstein
                                              Title: Chief Executive Officer

                                          /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          WARREN G. LICHTENSTEIN

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                    Page 7 of 26 Pages
-------------------------                                  ---------------------

                                  Exhibit Index
                                  -------------

            The Exhibit Index is hereby amended to include the following:

                                                                            Page

            13.   Letter from Steel  Partners  II, L.P.  addressed  to       8
                  Louis V.  Aronson  and the  members  of the Board of
                  Directors of Ronson Corporation dated March 21, 2003

            14.   Complaint  in  the  Superior  Court  of  New  Jersey      11
                  Chancery  Division:  Essex County by Steel  Partners
                  II,   L.P.   derivatively   on   behalf   of  Ronson
                  Corporation  versus  Messrs.  Louis V.  Aronson  II,
                  Robert A  Aronson,  Erwin M.  Ganz,  I. Leo  Motiuk,
                  Gerard  J.  Quinnan,   Justin  P.  Walder,  Saul  H.
                  Weisman, and Carl W. Dinger III.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                    Page 8 of 26 Pages
-------------------------                                  ---------------------

                              EXHIBIT 13

                        STEEL PARTNERS II, LLC
                   150 East 52nd Street, 21st Floor
                       New York, New York 10022
                            (212) 813-1500

                                                                  March 21, 2003

Louis V. Aronson &
Board of Directors
Ronson Corporation
Corporate Park III, Campus Drive
P.O. Box 6707
Somerset, NJ  08875

Dear Sirs:

            The  corporate  world  has  entered  a new  era.  Heightened  public disclosure,  together with the public  awareness of actions of  managements  and
Boards of Directors, has resulted in stronger corporate governance and resulting accountability.  Irresponsible  management  teams  and the  Boards  that  permit inappropriate  behavior  are  no  longer  tolerated.  Managers  who  endorse  or participate in wrongful  practices are being  exposed.  Boards of Directors that fail to act  prudently  to  protect  the rights of  shareholders  are also being exposed and their cronyism is being questioned. Please note the recent events at
Adelphia, Tyco, Enron, and WorldCom.

            Steel  Partners  II, L.P.  is very  concerned  about the  continuing inequities  by the insiders of Ronson  Corporation  ("Ronson" or the  "Company")
that are being perpetrated at the expense of the Ronson  shareholders.  Ronson's stock has continued to drop and is down to $1.00 today from $3.75 in 1998, a 73%
loss.  Ronson's  employees  have  suffered a decrease of over $1.5 million (over
30%) in the value of their  pension fund since 1998,  and much of this  decrease was from the pension  fund's  investment in Ronson stock.  In 2001,  Mr. Aronson earned over $680,000 in total compensation, plus benefits, plus stock options, a shocking  compensation  level  relative  to the  size  of the  Company  and  its profitability.  In fact, since 1999, his total  compensation  (not including the stock options he has been granted and which have not been  expensed) has equaled or exceeded the pre-tax profit of the Company during that period. We expect this has continued unabated in 2002 and 2003.

            Unfortunately,  it gets  worse.  When  we  look  at the  entitlement programs  for Mr.  Aronson,  his  friends,  his  family,  and the options on Mr.
Dinger's  stock,  which the  company is paying for so that the Board can vote to further entrench the Ronson insiders, we find one of the worst misappropriations of value in our experience.

            As it is a little  complicated,  we have  provided a chart using the
Company's data to show what we mean.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                    Page 9 of 26 Pages
-------------------------                                  ---------------------

     Ronson Corporation (in $000s)                                 FY1999         FY2000         FY2001

(1)  Profit Before Taxes (PBT) per Ronson's 10-K                   $  390         $  678         $  856
(2)  Aronson's share percentage (25.6%) of PBT                     $  100         $  174         $  219
(3)
(4)  Aronson Salary per Ronson's proxy                             $  529         $  566         $  606
(5)  Aronson Bonus per Ronson's proxy                              $   43         $   48         $   60
(6)  Aronson Other Compensation per Ronson's proxy                 $   13         $   13         $   14
(7)  Payroll Burden (estimated 25%)                                $  146         $  157         $  170
(8)  Ganz "consulting" agreement                                   $   88         $   88         $   88
(9)  Quinnan "consulting" agreement                                $   40         $   40         $   45
(10) Michael Graphics (company owned by son-in-law)                $   80         $   80         $   80
(11) Dinger "consulting" and option agreements                     $  132         $  132         $  132
                                                                   ------------------------------------
(12) Total Aronson and Friends Compensation                        $1,071         $1,123         $1,195
(13)
(14) Aronson's and friends compensation plus share of PBT
     (line 2 + line 12)                                            $1,171         $1,297         $1,414
(15)
(16) Profit Before Aronson and friends' Compensation and Taxes
     (line 1 + line 12)                                            $1,461         $1,801         $2,051
(17)
(18) Percent allocated to Lou Aronson and friends
     (line 14/line 16)                                               80.1%          72.0%          68.9%
(19) (versus his ownership percentage)                               25.6%          25.6%          25.6%

            What this chart clearly shows is that Mr. Aronson and Messrs.  Ganz,
Quinnan,  Dinger  and Mr.  Aronson's  son-in-law  ("the  Friends  of Lou")  have received  in  compensation  from 1999 to 2001,  approximately  69% to 80% of the adjusted pre-tax earnings generated by the Company. The shareholders are getting the left-overs. This is corporate greed at its worst.

            The  shareholders  are  shocked  by  Ronson's  corporate   behavior.
Institutional  Shareholder  Services,  an independent  proxy monitoring  agency, issued a strong statement prior to the last annual meeting and shareholder vote.
Their  recommendation  to shareholders was to WITHHOLD a vote for Lou Aronson to be elected to the Board and to vote FOR the  shareholder  proposal to  eliminate the poison pill.  ISS suggested that Lou Aronson does not operate an independent
Board  including  "standing as an insider on the  nominating  committee  and ...
fail[ing] to establish an independent compensation committee." And regarding the current pill, ISS stated that it was  "unwarranted and the company should redeem
it." ISS believes that Ronson has far too many takeover protections.

            We believe that Ronson's  Shareholders  are entitled to answers from the Ronson Board of Directors to three simple questions:

     o      Why doesn't  Ronson have an  independent  Board of  Directors,  with independent nominating, compensation and audit committees?
     o      Why doesn't Ronson have a declassified  Board of Directors,  so that all directors are elected annually?
     o      Why  doesn't  Ronson  hire  an  investment  banker  to  explore  the strategic options of the Company?

            A final note.  Steel Partners is a long-term  investor.  In fact, we have owned stock in Ronson since June, 1996. When we find that a management team is more  interested in its own profit than that of the  shareholders  and that a
Board of Directors does not exercise its fiduciary  obligations to shareholders, we are left with no choice but to protect our rights as shareholders.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                   Page 10 of 26 Pages
-------------------------                                  ---------------------

            Therefore,  enclosed  you  will  find a copy of a  Complaint  we are filing with the New Jersey  Superior Court to redress the Board's conduct and to establish a level playing field for corporate democracy.

            If you would  like to discuss  any of the issues we have  presented, please feel free to contact me.

                                           Sincerely,

                                           /s/ Warren Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member of General Partner

cc:         Louis V. Aronson II
            Robert A. Aronson
            Erwin M. Ganz
            Gerard J. Quinnan
            Justin P. Walder
            Saul H. Weisman
            I. Leo Motiuk

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                   Page 11 of 26 Pages
-------------------------                                  ---------------------

                                   EXHIBIT 14

                                    COMPLAINT

Thomas D. Kearns
Olshan Grundman Frome
Rosenzweig & Wolosky, LLP
100 Hamilton Plaza, Ste. 402
Paterson, New Jersey  07505
Attorneys for Plaintiff Steel Partners II, L.P.

---------------------------------------------------

STEEL PARTNERS II, L.P., derivatively on behalf of        SUPERIOR COURT OF NEW
RONSON CORPORATION, a New Jersey corporation,             JERSEY CHANCERY
                                                          DIVISION:  ESSEX COUNTY
                               Plaintiff,                 DOCKET NO:  ESX-C-    -03

                   -against-

LOUIS V. ARONSON II, ROBERT A. ARONSON,
ERWIN M. GANZ, I. LEO MOTIUK, GERARD J.                   VERIFIED COMPLAINT
QUINNAN, JUSTIN P. WALDER, SAUL H.
WEISMAN, and CARL W. DINGER III,

                               Defendants,

                   -and-

RONSON CORPORATION,

                               Nominal Defendant.
-------------------------------------------------

            Plaintiff,  Steel  Partners  II,  L.P.,  derivatively  on  behalf of nominal defendant Ronson  Corporation,  by its attorneys,  Olshan Grundman Frome
Rosenzweig & Wolosky LLP, for its Complaint alleges as follows:

                              NATURE OF THE ACTION

            1. This is a shareholder's  derivative action against Ronson's Board of  Directors  as  described  in  paragraphs  7 through 13 below (the  "Director
Defendants").

            2.  Plaintiff  owns  360,397  shares of the common  stock of Ronson, which  represent  approximately  9.9% of those  outstanding,  and has owned such shares  at  all  times  relevant  to  this  Complaint.  It  brings  this  action derivatively  to redress the Director  Defendants'  breaches of their  fiduciary duties to plaintiff, Ronson, and its other shareholders.

            3. Through the conduct alleged herein, the Director  Defendants have entrenched themselves to the detriment of the Company and its shareholders. This conduct  includes  adoption of a poison-pill  shareholder  rights  agreement,  a vote-buying  scheme  designed  to  prevent a sale,  merger,  or  liquidation  of
Ronson's assets, and effect a transfer of control over Ronson to defendant Louis
Aronson  without  any  consideration.  These  transactions  have  no  legitimate business purpose, and are designed solely to perpetuate Louis Aronson's, control over Ronson, and the perqs of the Director Defendants who serve at his pleasure.
The Director Defendants have wasted Ronson's assets in the vote-buying scheme.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                   Page 12 of 26 Pages
-------------------------                                  ---------------------

            4. Louis Aronson and the other Director Defendants use their control over Ronson to unlawfully  protect and advance their own financial  interests at the expense of plaintiff, Ronson, and its other shareholders.  This control also has enabled the Director  Defendants to further waste Ronson's  assets by paying excessive compensation to Louis Aronson as Ronson's Chief Executive Officer.

                                   THE PARTIES

            5.  Plaintiff  Steel  Partners  II,  L.P.  ("Steel  Partners")  is a
Delaware  limited  partnership  with its principal place of business at 150 East
52nd  Street,  21st  Floor,  New York,  New York  10022.  Steel  Partners  is an
investment fund whose principal  activity is the purchase and sale of securities of publicly traded companies, generally in the small-cap market, i.e., companies with market capitalizations below $250 million. It is, and at all times relevant hereto has been,  the beneficial  owner of shares of Ronson's  common stock (the
"Common Stock").

            6. Nominal defendant Ronson Corporation  ("Ronson" or "the Company")
is a corporation  duly organized and existing under the laws of the State of New
Jersey, with its executive offices in Somerset, New Jersey.

            7. Defendant Louis V. Aronson II ("Louis  Aronson") is the Company's
80-year old Chief Executive Officer,  President, and largest stockholder.  These positions  came to Louis Aronson by  inheritance.  Louis  Aronson's  grandfather founded  the  Company  more than a century  ago,  and Louis  Aronson  has been a director of the Company since 1952.  He receives  total annual  compensation  of more than  $700,000  from the Company.  He also  participates  in the  Company's stock-option  plan  and  enjoys  other  benefits,  such as use of the  Company's
charter  jet.  As  of  August  6,  2002,   Louis  Aronson   beneficially   owned
approximately  937,964  shares of Common  Stock,  including  options to purchase
31,500 shares.

            8.  Defendant  Robert A.  Aronson  ("Robert  Aronson") is the son of
Louis Aronson,  and is a former employee of the Company.  He has been a director of the Company since 1993.  As of August 6, 2002,  Robert  Aronson  beneficially owned approximately 7,347 shares of Common Stock.

            9. Defendant Erwin M. Ganz ("Ganz"), who retired from the Company in
1990,  has been a director of the Company since 1976,  and also has a consulting agreement  with the Company.  During 2001,  the Company paid Ganz $87,000  under that  agreement,  permitted him to participate in the Company's  health and life insurance  plans,  and also  provided him with the use of an  automobile.  As of
August 6, 2002, Ganz beneficially  owned  approximately  31,124 shares of Common
Stock.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                   Page 13 of 26 Pages
-------------------------                                  ---------------------

            10.  Defendant Gerard J. Quinnan  ("Quinnan"),  who retired from the
Company in 1993,  has been a director of the Company since 1996,  and also had a consulting  agreement  with the Company.  During 2001,  the Company paid Quinnan
$43,365 under that agreement.  As of August 6, 2002, Quinnan  beneficially owned approximately 3,675 shares of Common Stock.

            11. Defendant Justin P. Walder ("Walder") is the Company's Secretary
and Assistant  Corporation  Counsel, and also has been a director of the Company since 1972. As of August 6, 2002, Walder beneficially owned approximately 52,503 shares of Common Stock,  including  options to purchase 7,350 shares.  Walder is also a principal  in Walder,  Hayden & Brogan,  D.A.,  Attorneys  at Law, a firm retained by the Company and its affiliates to perform legal services.

            12.  Defendant I. Leo Motiuk  ("Motiuk")  has been a director of the
Company  since  1999.  As  of  August  6,  2002,   Motiuk   beneficially   owned
approximately 2,625 shares of Common Stock.

            13. Defendant Saul H. Weisman ("Weisman") has been a director of the
Company  since  1978.  As  of  August  6,  2002,   Weisman   beneficially  owned
approximately 16,110 shares of Common Stock.

            14.  Defendant  Carl W. Dinger III  ("Dinger")  is named herein as a necessary  party since the agreements  that he has entered into with the Company are the subject of this action.

            15.  As  of  August  6,  2002,   the  Director   Defendants   either
beneficially  owned,  or  exercised  voting  control  of,  more  than 35% of the outstanding Common Stock.

            16. A majority of the Company's Board of Directors is not made up of disinterested directors.

            17. By virtue of their  positions  as directors  and/or  officers of
Ronson,  their  exercise of control over the business and  corporate  affairs of
Ronson,  and their  substantial  ownership  of the  principal  voting  shares of
Ronson,  the Director  Defendants  have and at all  relevant  times have had the power to control and influence  Ronson,  and did control and influence and cause
Ronson to engage in the practices complained of herein.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                   Page 14 of 26 Pages
-------------------------                                  ---------------------

                               STATEMENT OF FACTS

STEEL PARTNERS BUYS SOME RONSON COMMON STOCK AND OFFERS TO BUY THE REST

            18. According to Ronson's most recent Report on Form 10-K filed with the Securities and Exchange  Commission  (the "SEC"),  Ronson  manufactures  and distributes lighters,  lighter fluid, spray lubricant,  and spot remover. Ronson also  operates an  air-charter  service -- with a single  executive jet -- and a helicopter-repair  service.  As of December 31, 2001, Ronson employed a total of
113 persons.

            19. The Common Stock,  par value $1.00,  of which  3,659,210  shares were  outstanding  as of October  31,  2002,  is  publicly  traded on the NASDAQ
SmallCap Market. The Common Stock is Ronson's only class of voting securities.

            20. In June 1996,  Steel  Partners  began to acquire Common Stock on the open market.  In early 1998,  Steel  Partners  filed a Schedule 13D with the
SEC,  disclosing  that it  beneficially  owned  189,699  shares of Common Stock, representing approximately 6.0% of all shares then outstanding.  In this filing,
Steel Partners  stated its view that the Common Stock was  underperforming  both industry and broader  market  averages  because  Ronson  operated two  unrelated businesses -- consumer  products and air charter.  Steel Partners further stated
its belief that the value to shareholders from the sale,  merger, or liquidation of Ronson's assets was greater than the Common Stock's then market price of more than $3.00 per share.

            21. Steel  partners  continued to purchase  Common Stock on the open market.  In May 1998, Steel Partners  increased its ownership of Common Stock to
7.6%. In July 1998, it increased that ownership to 8.7%.

            22. Steel  Partners also  recommended  to Ronson's  management  four steps to improve the Company's poor performance and enhance  shareholder  value:
(i) create a more independent Board of Directors;  (ii) eliminate  related-party transactions;  (iii)  reduce  wasteful  corporate  overhead;  and (iv)  sell the aviation division and reinvest in the core consumer-products division.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                   Page 15 of 26 Pages
-------------------------                                  ---------------------

            23. The Director  Defendants did not respond to nor implement  these recommendations.

            24. In August 1998,  Steel Partners offered to purchase all of Louis
Aronson's  Common  Stock for $5.00 per share in cash,  a nearly 38% premium over the then market price. Steel Partners stated that, if Louis Aronson would accept this offer,  it would extend the offer to all other  shareholders.

THE DIRECTOR DEFENDANTS ENTRENCH THEMSELVES

            25. Louis Aronson angrily  rejected Steel Partners'  offer,  stating that he  "cannot  think of a  greater  disservice  [he]  could do to  [Ronson's]
stockholders than to turn control over to [Steel Partners]."

            26. Louis Aronson and the rest of the Defendant  Directors  promptly took steps to entrench  themselves in their  positions  and transfer  control to
Louis  Aronson.  Their first step was  purchase  the votes of Dinger,  then a 6%
shareholder of Ronson. To secure voting control over Dinger's shares,  the Board entered into a sham option  agreement  with Dinger,  giving  Ronson the right to purchase  his shares at a price well  above  market  value,  in  exchange  for a monthly  payment  of $4,000.  To  sweeten  the deal with  Dinger,  the  Director
Defendants also agreed to pay him a $7,000 monthly  consulting fee. In this same agreement, Dinger granted the Director Defendants a proxy to vote his shares.

            27. This sham  agreement  was amended in 2000 -- and  extended  four more years -- to continue  the  out-of-the  money  option to  purchase  Dinger's shares of Common Stock.

            28. At the same  time,  the  Company  sold  227,500  shares of newly issued  Common Stock to Dinger at a price of $2.50 per share,  raising  Dinger's ownership of the outstanding  Common Stock to 11.99%.  These  arrangements  were also a sham,  as Ronson had no need for  Dinger's  consulting  services  and the stock purchase was  effectively  subsidized by the Company's  payments to Dinger
under  the  option  and  consulting   agreements.   The  "purchase"  was  simply
orchestrated to further cement Louis Aronson's control over the Company.

            29. On the eve of Ronson's 1998 shareholders'  meeting, the Director
Defendants imposed,  without seeking shareholder  approval, a shareholder-rights agreement  (the  "Poison  Pill")  designed  to prevent  anyone  from  purchasing sufficient  Common  Stock to threaten  Louis  Aronson's  control of the Company.
Under the Poison  Pill,  acquisition  of 12% or more of the Common  Stock  would trigger  heavy  dilution of the  "Acquiring  Person's"  interest in Ronson.  The
Poison Pill expressly  excludes  defendant  Louis Aronson and his heirs from the
definition  of  "Acquiring   Person,"   leaving  them  free  to  increase  their
shareholdings.

            30.  Defendant  Louis  Aronson has indeed  exploited  this  dynastic opportunity.  In the month  before  adoption  of the Poison  Pill,  the  Company reported that Louis Aronson  beneficially  owned 794,291 shares of Common Stock.
Since then,  according to the Company's  most recent  report,  Louis Aronson has increased his beneficial ownership of Common Stock to 937,964 shares.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                   Page 16 of 26 Pages
-------------------------                                  ---------------------

            31. In May 1999,  Steel Partners offered to purchase all outstanding
Common Stock for $5.25 per share, a 100% premium over the then market price. The
Defendant   Directors  refused  even  to  negotiate  this  offer.  The  Director
Defendants  purported  to base this refusal on their belief that the Company was
"on sound  footing and well  established  for long term profit and  growth." The
Director  Defendants  also rebuffed  Steel  Partners'  subsequent  efforts for a face-to-face  meeting  to  discuss  the  Director  Defendants'  basis  for  this purported belief.

SAFE FROM POTENTIAL CHALLENGES TO THEIR CONTROL, THE DEFENDANT
DIRECTORS LINE THEIR POCKETS WHILE RONSON'S MARKET CAPITALIZATION PLUNGES

            32.  Subsequently  events have  exposed the folly and falsity of the
Director Defendants' purported belief in Ronson's "long term profit and growth."
Indeed,   Ronson's   shareholders   have  suffered  heavily  from  the  Director
Defendants'  tactics of entrenchment.  Through the transactions and arrangements described  above,  the Director  Defendants have placed voting control over more than 36% of Ronson's  stock in the hands of  defendant  Aronson,  and  precluded anyone else from  acquiring more than 12%.  Since the Director  Defendants  have transferred  effective  control to defendant  Louis Ronson  without  seeking the maximum  price for that control -- and isolated  Ronson from market  forces that could have led to a sale of Ronson's  assets or new  management -- the Company's
market  performance  has  declined   substantially.   Meanwhile,   the  Director
Defendants  have consumed the Company's  earnings and  transferred its assets to their own pockets.

            33. On March 3, 2003,  the Common  Stock's  market  price  closed at
$0.98 per share,  a decrease of more than 70% from the closing  market  price on the day of Steel  Partners'  August  1998  offer to buy the  Company,  and a 58%
decrease  from the closing  market price on the day of Steel  Partners' May 1999 offer to buy the Company.  Ronson's market capitalization at this share price is less than one-half of the value of Ronson's  current  assets as of September 30,
2002.

            34. Ronson's business is correspondingly  dismal. For the first nine
months  of  2002,   Ronson   reported  that  its  continuing   operations   lost
approximately  $7,000  per  month on  average  monthly  sales  of  approximately
$602,000.  Ronson's only reported positive earnings during this period were from discontinued operations.

            35. Ronson's average monthly cash flow during this period was deeply
negative:   approximately   $42,900  per  month   despite  net   borrowings   of
approximately $65,780 per month.

            36.  Insulated  from  all  shareholder  challenge,  Defendant  Louis
Aronson,  with the support of the remaining  Director  Defendants,  has used his control to enrich himself and his cronies. In 1999, for example, the expenses of
Louis Aronson's  compensation,  and Ganz's and Quinnan's consulting  agreements, were equal to more than 180% of  Ronson's  reported  pre-tax  earnings  for that year.  This  does not  include  Ronson's  payments  to  Dinger,  which  equalled one-third of Ronson's  reported 1999 pre-tax  earnings.  Mr. Aronson and Messrs.
Ganz,  Quinnan,  Dinger  and Mr.  Aronson's  son in law ("the  Friends  of Lou")
collectively  received  more than 70% of  Ronson's  pre-tax  earnings  from 1999 through  2001,  leaving  shareholders  with  mere  crumbs.  These  payments  are especially  shocking  and  wasteful  in light of  Louis  Aronson's  non-existent
contribution   to  the   Company's   business   activities   and   the   similar
non-performance  of "consultants"  Ganz,  Quinnan and Dinger.  This is corporate greed at its worst.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                   Page 17 of 26 Pages
-------------------------                                  ---------------------

            37. Institutional  Shareholder  Services ("ISS"),  America's leading independent proxy monitoring agency and one of the foremost experts on corporate governance,  issued a strong  statement  prior to Ronson's  2002 annual  meeting condemning the Director Defendants.  Their recommendation to Ronson shareholders was to withhold a vote for Louis  Aronson to be elected to the Board and to vote for the  shareholder  proposal to eliminate the Poison Pill.  ISS suggested that
Louis  Aronson did not operate an  independent  Board,  by, among other  things,
"standing  as an  insider  on the  nomination  committee  and ...  fail[ing]  to establish an independent compensation committee." Regarding the Poison Pill, ISS stated that it was "unwarranted and the Company should redeem it."

            38. At 2002 annual meeting, however, the Director Defendants ignored the  independent  voice of ISS.  They used their voting  control,  including the
Dinger shares and the Ronson  Corporation  Retirement Plan's shares, to defeat a shareholder  resolution calling on the Director  Defendants to redeem the rights granted under the Poison Pill. They also re-elected  Louis Aronson to the Board.
While Ronson has not yet released its 2002 financial statements, there can be no doubt that the Director  Defendants  rapacious  diversion of Ronson's  dwindling earnings has continued.

                             DERIVATIVE ALLEGATIONS

            39.  Plaintiff  brings this action  derivatively  for the benefit of
Ronson to redress  injuries  suffered  and to be  suffered by Ronson as a direct result of the breaches of fiduciary duty by the Director Defendants.

            40.  Plaintiff has owned Common Stock during the wrongful  course of conduct by the Director  Defendants  alleged  herein and continues to own Common
Stock.

            41.  Plaintiff will adequately and fairly represent the interests of
Ronson and its  shareholders  in enforcing  and  prosecuting  its rights and has retained counsel competent and experienced in stockholder-derivative litigation.

           DEMAND ON RONSON'S BOARD OF DIRECTORS IS EXCUSED AS FUTILE

            42.  Plaintiff hereby realleges and incorporates the allegations set forth in paragraphs 1 through 41 above as if fully set forth herein.

            43.  Demand on  Ronson's  Board of  Directors  would be  futile  and useless and is thereby  excused  because the Board has shown through its conduct over the  past  several  years  that it  cannot  independently  and  impartially consider a demand.  The Board has exhibited  hostility  towards all  shareholder efforts at reform,  and the  Director  Defendants  have taken  steps to entrench themselves.

            44.  Plaintiff has made no demand on Ronson's  Board of Directors to rectify  the wrongs  complained  of herein  because a majority  of the  Director
Defendants (if not all of them)  benefited from the unlawful  conduct  described here and suffer from  conflicts of interest and divided  loyalties that preclude them from exercising independent business judgment:

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                   Page 18 of 26 Pages
-------------------------                                  ---------------------

                a.  Louis  Aronson,  Ronson's  largest  shareholder,  placed his self-interest  above his duty to Ronson and its  shareholders  by  imposing  the
Poison  Pill,   acquiring  additional  Common  Stock  under  the  Poison  Pill's
preclusive   exemption  for  those   acquisitions,   entering  into  the  Dinger
vote-buying  scheme,  and wasting corporate assets,  including  awarding himself excessive  compensation.  Louis Aronson has effectively  treated Ronson as if it were still a private company owned by his family. He also has used his position, and the Company's assets, to dominate the other Director Defendants in the Board actions alleged herein.

                b.  Defendant  Robert  Aronson is beholden to his father,  Louis
Aronson,  for his  Board  position,  and his  filial  loyalty  to Louis  Aronson conflicts with his duty of loyalty to Ronson and its shareholders.

                c. Defendant Ganz, 73, is a retired  long-term  executive of the
Company.  From 1975 until his  retirement in 1993,  Ganz was Ronson's  Executive
Vice-President. From 1987 until 1993, he also filled the post of Chief Financial
Officer.  In both of these positions,  Ganz reported  directly to Louis Aronson.
Since Ganz's retirement, he has remained beholden to Louis Aronson for his Board position  and for  consulting  income.  Under  his  consulting  agreement,  Ganz received  $87,500 in 2001 (the last  reported  year),  plus  benefits and a car.
Louis Aronson has the power to terminate this agreement on 180 days notice.

                d. Defendant  Quinnan,  74, is also a retired Company executive.
From 1981 until his retirement  in1990,  Quinnan was a  Vice-President  and also
General Manager of Ronson Consumer Products Corporation.  In those positions, he reported directly to Louis Aronson. Since Quinnan's retirement,  he has remained beholden to Louis Aronson for consulting income. Under his consulting agreement,
Quinnan  received  $45,375 in 2001 (the last reported  year),  plus a car. Louis
Aronson has the power to terminate this agreement on 60 days notice. Since 1996,
Quinnan also has been beholden to Lousis Aronson for his Board position.

                e. Defendant  Walder,  67, is a current employee of the Company.
From 1972 to the present, he has worked as Ronson's Assistant Corporate Counsel, reporting  directly  to Louis  Aronson.  During  that  period,  he also has been beholden to Louis Aronson for his Board position.  In addition to his employment and directorship, Walder is a partner in an outside law firm that represents the
Company. In the latter capacity, he is beholden to Louis Aronson for hundreds of thousands  of dollars in legal fees that the Company  has paid to Walder's  firm over the years.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                   Page 19 of 26 Pages
-------------------------                                  ---------------------

                f. Defendants Motiuk, 57, and Weisman, 77, are beholden to Louis
Aronson for their Board positions.

            45. The actions of Louis Aronson and each of the other Board members are directly at issue because they all have been involved in the various acts of entrenchment.

                           SELECTION OF TRIAL COUNSEL

            46.  Steel  Partners  selects  Olshan  Grundman  Frome  Rosenzweig &
Wolosky LLP as its trial counsel in this action.

                             First Claim for Relief
(Against  all  Director Defendants -- Breach of Fiduciary Duty -- Entrenchment)

            47. Plaintiff  repeats and realleges the allegations of paragraphs 1 through 46 above as though fully set forth herein.

            48. Defendants Louis Aronson, Robert Aronson, Ganz, Motiuk, Quinnan,
Walder,  and  Weisman,  as  directors  and/or  officers  of  Ronson at all times relevant to this Complaint,  were and are fiduciaries of Ronson's  shareholders.
As such, they owed these shareholders,  including plaintiff,  the highest duties of loyalty and care.

            49. The Director  Defendants  breached  these duties by adopting the
Poison Pill.  Their  purpose in doing so was transfer  control to Louis  Aronson without any payment;  to prevent  Ronson's  shareholders  from exercising  their rights of corporate franchise; and to preclude any change in management or sale, merger,  or liquidation of Ronson's assets,  which would have ended the Director
Defendants' personal financial benefits derived from their control of Ronson. By exempting  Louis Aronson from the Poison Pill, the Director  Defendants  ensured that he could  continue to  accumulate  shares,  while others would be forced to halt their purchases.

            50.  The  Poison  Pill  unlawfully   discriminates   among  Ronson's
shareholders  by excluding  Louis  Aronson and his heirs from the  definition of
"Acquiring Person."

            51. The Poison Pill serves no legitimate  business purpose,  and the
Director Defendants exercised no business judgment in adopting it.

            52. The Director  Defendants also breached their fiduciary duties by entering into the option and consulting agreements with Dinger.

            53. The  purpose of these  agreements  was to buy votes to  entrench
Louis Aronson and the other  Director  Defendants  in control over Ronson,  thus maintaining the benefits they derive from that control.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                   Page 20 of 26 Pages
-------------------------                                  ---------------------

            54. The  agreements  with  Dinger are sham  contracts,  designed  to acquire  control  for Louis  Aronson  and stifle all  shareholder  dissent.  The
Director Defendants exercised no business judgment in entering into them.

            55. The Director  Defendant  have harmed  Ronson's  shareholders  by preventing them from exercising their corporate franchise,  including to realize maximum value through a sale, merger, or liquidation of Ronson's assets.

            56.  Alternatively,  the Poison Pill and voting  arrangement were an improper, excessive and unlawful response to a perceived threat to management on the part of Steel Partners.

            57. Plaintiffs are entitled to an injunction invalidating the Poison
Pill and the Dinger vote-buying agreements.

            58. Plaintiff has no adequate remedy at law.

            WHEREFORE,  plaintiff Steel Partners respectfully prays for an order invalidating  Ronson's  shareholder-rights  agreement and invalidating  Ronson's option and  consulting  agreements  with  defendant  Dinger as  breaches  of the
Director Defendants' fiduciary duties to Ronson's shareholders, together with an award to Steel Partners of its costs of suit and attorneys' fees.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                   Page 21 of 26 Pages
-------------------------                                  ---------------------

                            Second Claim for Relief
                       (Against All Director Defendants --
                Injunction against Enforcement or Performance of
                 Ronson's Agreements with Dinger -- Vote Buying)

            59. Plaintiff  repeats and realleges the allegations of paragraphs 1 through 59 above as if fully set forth herein.

            60. The Company's  consulting and option agreements with Carl Dinger are sham  agreements  intended  solely to transfer  control to  defendant  Louis
Aronson,   to  stifle  the  exercise  of  the  corporate   franchise  by  Ronson
shareholders,  and to perpetuate current  management in office,  irrespective of the wishes of Ronson's shareholders.

            61. Accordingly,  the option and consulting  agreements constitute a preclusive and unlawful vote-buying scheme.

            62. Based upon the foregoing, plaintiff is entitled to an injunction prohibiting the Company from enforcing or performing these sham agreements.

            63. Plaintiff has no adequate remedy at law.

            WHEREFORE,  plaintiff Steel Partners respectfully prays for an order enjoining Ronson from further  enforcing or performing its option and consulting agreements  with defendant Carl Dinger,  which comprise an unlawful  vote-buying
scheme  that  has  defrauded  and  disenfranchised   Ronson's   shareholders  by
permitting  Ronson's  Board of Directors to defeat a  shareholder  resolution to redeem Ronson's  shareholder-rights  agreement,  together with an award to Steel
Partners of its costs of suit and attorneys' fees.

                             Third Claim for Relief
              (Against Louis Aronson -- Breach of Fiduciary Duty --
                      Preclusive Purchase of Common Stock)

            64. Plaintiff  repeats and realleges the allegations of paragraphs 1 through 64 above as if fully set forth herein.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                   Page 22 of 26 Pages
-------------------------                                  ---------------------

            65.  Louis   Aronson's   acquisitions  of  Common  Stock  since  the
imposition of the Poison Pill were possible only because he was expressly exempt from its definition of "Acquiring Person."

            66.  Accordingly,  all of Louis  Aronson's  acquisitions  of  Common during this period  unlawfully  increased  his control over Ronson in a way that was barred to other shareholders or any potential acquiror.

            67.  Based upon the  foregoing,  plaintiff  is  entitled to an order directing  Louis Aronson to divest himself of all shares of Common Stock that he has acquired  since the Poison Pill came into  effect,  and  enjoining  him from acquiring any other shares of Common Stock so long as the Poison Pill remains in effect.

            68. Plaintiff has no adequate remedy at law.

            WHEREFORE,  plaintiff Steel Partners respectfully prays for an order directing  defendant  Louis  Aronson  to divest  himself of all shares of Common
Stock that he has acquired since Ronson's shareholder-rights agreement came into effect,  and  enjoining  him from  acquiring any other shares of Common Stock so long as Ronson's  shareholder-rights  agreement remains in effect, together with an award to Steel Partners of its costs of suit and attorneys' fees.

                             Fourth Claim for Relief
 (Against All Corporate Defendants-- Breach of Fiduciary Duty-- Self-Interested
       Transfer of Control to Louis Aronson without Seeking Maximum Value)

            69. Plaintiff  repeats and realleges the allegations of paragraphs 1 through 69 above as if fully set forth herein.

            70. Defendants Louis Aronson, Robert Aronson, Ganz, Motiuk, Quinnan,
Walder,  and  Weisman,  as  directors  and/or  officers  of  Ronson at all times relevant  to  this  Complaint,  were  and are  fiduciaries  of  Ronson's  public shareholders.  As such, they owed these shareholders,  including plaintiff,  the highest duties of loyalty and care.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                   Page 23 of 26 Pages
-------------------------                                  ---------------------

            71.  Defendant  Louis  Aronson  and the  other  Director  Defendants breached these duties by effectively transferring control of Ronson to defendant
Louis Aronson without seeking to obtain the maximum price for this transfer.

            72.  Louis  Aronson's  acquisition  of Common  Stock under  Ronson's shareholder-rights agreement, and Ronson's sales of newly issued Common Stock to defendant Dinger coupled with his proxy for the Director  Defendants to vote all his shares,  constitute  an  effective  transfer of control over Ronson to Louis
Aronson.

            73. Louis Aronson and the other Director Defendants  undertook these transactions without attempting to obtain the maximum price, from Steel Partners or any other entity, for control of Ronson.

            74. Louis Aronson and the other Director Defendants  undertook these transactions in their own self-interest to maintain the financial  benefits they derive from Louis Aronson's control over Ronson.

            75. These transactions served no business purpose, and Louis Aronson and the other Director Defendants  exercised no business judgment in undertaking them.

            76.  Based  on the  foregoing,  plaintiff  is  entitled  to an order
invalidating  Ronson's   shareholder-rights   agreement  and  the  Dinger  proxy
agreement,  directing  Louis  Aronson to divest  himself of all shares of Common
Stock that he has  acquired  since the  shareholder-rights  agreement  came into effect,  and directing  defendant  Dinger to divest  himself of the newly issued
Common Stock that Ronson sold to him in March 2000.

            77. Plaintiff has no adequate remedy at law.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                   Page 24 of 26 Pages
-------------------------                                  ---------------------

             WHEREFORE, plaintiff Steel Partners respectfully prays for an order invalidating Ronson's shareholder-rights agreement and the Dinger proxy agreement as part of a self-interested scheme by the Director Defendants to transfer control over Ronson to defendant Louis Aronson, directing Louis Aronson to divest himself of all shares of Common Stock that he has acquired since the shareholder-rights agreement came into effect, and directing defendant Dinger to divest himself of the newly issued Common Stock that Ronson sold to him in March
2000, together with an award to Steel Partners of its costs of suit and attorneys' fees.

                             Fifth Claim for Relief
     (Against All Corporate Defendants -- Breach of Fiduciary Duty -- Waste)

            78. Plaintiff  repeats and realleges the allegations of paragraphs 1 through 78 above as if fully set forth herein.

            79. Defendants Louis Aronson, Robert Aronson, Ganz, Motiuk, Quinnan,
Walder,  and  Weisman,  as  directors  and/or  officers  of  Ronson at all times relevant  to  this  Complaint,  were  and are  fiduciaries  of  Ronson's  public shareholders.  As such, they owed these shareholders,  including plaintiff,  the highest duties of loyalty and care.

            80. The Director  Defendants  breached  these  duties by  disbursing
Ronson's funds under its option and consulting agreements with Dinger.

            81.  Ronson  received  no  benefit  from its option  agreement  with
Dinger,  the sole purpose of which was to  perpetuate  the Director  Defendants'
control over Ronson.

            82. Upon information and belief, Ronson received no benefit from its consulting  agreement  with Dinger,  the sole purpose of which was to perpetuate
Louis Aronson's and the other Director Defendants' control over Ronson.

            83. Ronson's option and consulting  agreements with Dinger served no legitimate business purpose,  and the Director Defendants  exercised no business judgment in entering into them.

            84.  Ronson's  disbursement  of funds to Dinger under its option and consulting agreements with Dinger constitutes corporate waste.

            85. The Director  Defendants also breached their fiduciary duties to plaintiff,  Ronson, and its other shareholders by paying excessive  compensation to Louis Aronson in an amount to be determined at trial.

            86. Ronson received no benefit from this excessive compensation, and the Director Defendants exercised no business judgment in approving it.

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                   Page 25 of 26 Pages
-------------------------                                  ---------------------

            87. Louis Aronson's  level of compensation is excessive  compared to his dismal  performance as Chief Executive  Officer.  Louis Aronson receives his level of  compensation  only because of his and the other  Director  Defendants'
entrenchment of control over Ronson, and not on merit.

            88.  Under Louis  Aronson's  dismal  management  since the  Director
Defendants'   entrenchment   in  control  of  Ronson,   the  Common   Stock  has
significantly  underperformed both the market as a whole and its industry peers.
This  has  harmed  all  Ronson  shareholders  except  the  Director  Defendants, especially  Louis Aronson,  who have received more in compensation  and benefits from Ronson than they have lost as shareholders.

            89.  Ronson's  payment of excessive  compensation  to Louis  Aronson constitutes corporate waste.

            90. Plaintiff has no adequate remedy at law.

            WHEREFORE,   plaintiff  Steel  Partners  respectfully  prays  for  a
judgment that the Director Defendants,  jointly and severally,  reimburse Ronson for all funds  disbursed  to defendant  Dinger  under its option and  consulting agreements with Dinger, and all excessive  compensation the Director  Defendants have paid to defendant Louis Aronson since entrenching  themselves in control of
Ronson in 1998,  together  with an award to Steel  Partners of its costs of suit and attorneys' fees.

Dated:  March 20, 2003

                                      OLSHAN GRUNDMAN FROME
                                       ROSENZWEIG & WOLOSKY LLP

                                      By: /s/ Thomas D. Kearns
                                          -------------------------------------
                                          Thomas D. Kearns (N.J. Bar No.03881-1984)
                                          Attorneys for Plaintiff
                                          100 Hamilton Plaza, Ste. 402
                                          Paterson, New Jersey  07505
                                          (973) 569-0200

-------------------------                                  ---------------------
CUSIP No. 776338 20 4                 13D                   Page 26 of 26 Pages
-------------------------                                  ---------------------

                                  CERTIFICATION

            We hereby certify that the subject matter of the within Complaint is not the  subject of any other  action  pending in any court,  nor of any pending arbitration  proceeding,  and that plaintiff  Steel Partners II, L.P.,  does not contemplate  any other action or arbitration  proceeding  regarding this subject matter.

Dated: March 20, 2003            OLSHAN GRUNDMAN FROME
                                  ROSENZWEIG & WOLOSKY LLP
                                 Attorneys for Plaintiff Steel Partners II, L.P.

                                 By: /s/ Thomas D. Kearns
                                     ----------------------------------------
                                     Thomas D. Kearns